Exhibit 99.2

Liminal BioSciences Inc.

Notice of Special Meeting of Shareholders

Laval, Québec, Canada, August 16, 2023.

NOTICE IS HEREBY GIVEN that, pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List) dated August 16, 2023 (as same may be amended, the “Interim Order”), a special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (the “Shares”) of Liminal BioSciences Inc. (the “Company” or “Liminal BioSciences”) will be conducted as a virtual only meeting via a live webcast on Friday, September 15, 2023 at 8:00 a.m. (Eastern time) at https://web.lumiagm.com/465634100. The purpose of the Meeting is to:

1

to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix A attached to the accompanying management information circular (the “Circular”), approving a statutory plan of arrangement (the “Arrangement”) under the provisions of Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Liminal BioSciences and Structured Alpha LP (“SALP” or the “Purchaser”), the whole as more particularly described in the accompanying Circular; and

2	to transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The Circular provides additional information relating to the matters to be addressed at the Meeting, including the Arrangement.

In the event necessary to address material comments from any securities regulatory authority, including from the SEC, on this Circular or the Schedule 13E-3, the Parties have agreed pursuant to the Arrangement Agreement that the Company may postpone or adjourn the Meeting.

Shareholders are reminded to review the accompanying Circular carefully before voting because it has been prepared to help you make an informed decision.

Participating at the Meeting

The Company is holding the Meeting as a virtual only meeting, which will be conducted via live webcast, where all shareholders regardless of geographic location and equity ownership will have an equal opportunity to participate at the Meeting and engage management as well as other shareholders. Shareholders will not be able to attend the Meeting in person. The Company views the use of technology-enhanced shareholder communications as a method to facilitate individual investor participation, making the Meeting more accessible and engaging for all involved, by permitting a broader base of shareholders to participate in the Meeting, which is consistent with the goals of the regulators, stakeholders, and others invested in the corporate governance process. Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/465634100 (meeting ID: 465-634-100). Non-registered shareholders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will not be able to attend, participate, vote or ask questions at the Meeting.

A shareholder who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form to represent him, her or it at the Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the Company nominees identified on the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your shares, including if you are a non-registered shareholder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. Without a Username, proxyholders will not be able to attend, participate, vote or ask questions at the Meeting. To register a proxyholder, shareholders MUST visit http://www.computershare.com/Liminal and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

The Board of Directors of the Company (the “Board”) has set the close of business on August 15, 2023, as the record date (the “Record Date”) for determining the Shareholders who are entitled to receive notice of, and to vote their Shares at the Meeting. Only persons who are shown on the register of Shareholders at the close of business on the Record Date, or their duly appointed proxyholders, will be entitled to attend the Meeting and vote on the Arrangement Resolution.

As of the Record Date, there were 3,249,534 Shares issued and outstanding. Each Share entitled its holder to one (1) vote with respect to the matters to be voted on at the Meeting.

To be effective, the Arrangement must be approved by at least (i) two-thirds (66 2/3%) of the votes cast by Shareholders present in person or represented by proxy at the Meeting, voting as a single class, and (ii) as the proposed transaction constitutes a “business combination” for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), a simple majority (more than 50%) of the votes cast by Minority Shareholders present in person or represented by proxy at the Meeting. The 1,987,613 Shares beneficially owned by SALP and its affiliates and associates, representing approximately 61% of the Shares, will be excluded for purposes of such “minority approval” required under MI 61-101.

Accompanying this notice of meeting is the Circular, a proxy form and a letter of transmittal (for registered Shareholders) (the “Letter of Transmittal”). The accompanying Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this notice of meeting. Any adjourned or postponed meeting resulting from an adjournment or postponement of the Meeting will be held at a time and place to be specified either by the Company before the Meeting or at the discretion of the chairman of the Meeting at the Meeting.

For a registered Shareholder (holder than any dissenting Shareholders and the holders of the Excluded Shares) to receive the consideration of US$8.50 in cash per Share (the “Consideration”) to which they are entitled upon the completion of the Arrangement, such registered Shareholder must complete, sign and return the Letter of Transmittal together with its Share certificate(s) and/or DRS Advice(s), as applicable, and any other required documents and instruments to the depositary named in the Letter of Transmittal, in accordance with the procedures set out therein.

Your vote is important regardless of the number of Shares you hold. Whether or not you are able to attend the Meeting, you are urged to complete, sign, date and return the enclosed form of proxy or voting instruction form so that your Shares can be voted at the Meeting or any adjournment(s) or postponement(s) thereof in accordance with your voting instructions. Your votes must be received by Liminal BioSciences’ transfer agent, Computershare Trust Company of Canada, no later than by 5:00 p.m. (Eastern time) on September 13, 2023, or, if the Meeting is adjourned or postponed, by 5:00 p.m. (Eastern time) two Business Days before the day on which the Meeting is reconvened.

The chair of the Board reserves the right to accept late proxies and to extent or waive the proxy cut off at their discretion, with or without notice, subject to the terms of the Arrangement Agreement.

Dissent Rights

Pursuant to the Interim Order, registered Shareholders as at the Record Date have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Shares by the Purchaser in accordance with the provisions of Section 190 of the CBCA (the “Dissent Rights”), as modified by the Interim Order and/or the plan of arrangement pertaining to the Arrangement (the “Plan of Arrangement”). A registered Shareholder as at the Record Date wishing to exercise Dissent Rights with respect to the Arrangement Resolution must send to the Company a Dissent Notice (as defined below), which the Company must receive, c/o Marie Iskra, General Counsel and Secretary, at 440 Armand-Frappier Boulevard, Suite 300, Laval QC H7V 4B4, with copies (which shall not constitute notice) to each of:

-	Stikeman Elliott LLP, 1155 René-Lévesque Boulevard West, Suite 4100, Montréal, QC H3B 3V2, Attention: Pierre-Yves Leduc and Julien Robitaille-Rodriguez;

-	Torys LLP, 79 Wellington Street West, 30th Floor, Box 270, TD South Tower, Toronto, ON M5K 1N2, Attention: John Emanoilidis and Adam Ibrahim; and

-	Computershare Trust Company of Canada, 1500 Robert-Bourassa Boulevard, Montreal QC H3A 3S8, Attention: Proxy Department or 100 University Avenue, Toronto ON M5J 2Y1 Attention: Proxy Department.

by no later than 5:00 p.m. (Eastern time) on September 13, 2023 (or, if the Meeting is adjourned or postponed, by no later than 5:00 p.m. on the second (2nd) Business Day prior to the commencement of the reconvened Meeting) (the “Dissent Notice”), and must otherwise strictly comply with the dissent procedures described in the accompanying Circular. A Shareholder’s Dissent Notice sent with respect to the Arrangement shall be deemed to be and shall be automatically revoked if such Shareholder has voted (some or all of their Shares) in favour of the Arrangement Resolution, whether, virtually or by proxy.

Anyone who is a beneficial owner of Shares registered in the name of an Intermediary and who wishes to exercise Dissent Rights should be aware that only registered Shareholders as at the Record Date are entitled to exercise Dissent Rights. A non-registered Shareholder who wishes to exercise Dissent Rights must determine if it is possible to make arrangements for the registered Shareholder of such Shares as at the Record Date to exercise Dissent Rights on behalf of such Shareholder. A registered Shareholder as at the Record Date who intends to exercise Dissent Rights must do so with respect to all of the Shares registered in the dissenting Shareholder’s name that either: (i) they hold on their own behalf; or (ii) they hold on behalf of any one beneficial Shareholder and only if a Dissent Notice is received from such registered Shareholder by the Company in the manner and within the time described above. There is no right to a partial Dissent Right.

It is recommended that you seek independent legal advice if you wish to exercise Dissent Rights. The Shareholders’ Dissent Rights are more particularly described under “Certain Legal and Regulatory Matters – Dissenting Shareholders Rights” in the accompanying Circular, and copies of the Plan of Arrangement, the Interim Order and the text of Section 190 of the CBCA are set forth in Appendix B, Appendix C and Appendix E, respectively, of the Circular. Failure to strictly comply with the requirements set forth in Section 190 of the CBCA, as modified by the Interim Order and/or the Plan of Arrangement, will result in the loss of any right of dissent.

Questions

If you have any questions regarding this notice or the Meeting, or need assistance in completing your form of proxy or letter of transmittal, please contact Carson Proxy Advisors the Company’s proxy solicitor, at North American toll free phone at 1-800-530-5189, local (collect outside North America): 416-751-2066 or by email at info@carsonproxy.com.

By order of the Board of Directors,

(s) Marie Iskra

Marie Iskra, General Counsel and Secretary

Laval, Québec, this 16th day of August, 2023